Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2018 presented in comparative form

     $ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Autonomous City of Buenos Aires

Principal activity:	Exploitation, administration and operation of airports

Consolidated Financial Statements

At December 31, 2018 presented in comparative format

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2018 and 2017

	12.31.18	12.31.17
	$
Continuous Operations
Revenue (Note 4)	24,166,856,168	20,667,533,587
IFRIC 12 - paragraph 14 Credit (Note 5)	6,492,605,431	5,908,435,787
Cost of services (Note 10)	(14,448,879,839)	(12,260,541,144)
IFRIC 12 - paragraph 14 Debit	(6,486,250,815)	(5,903,519,328)
Gross Profit	9,724,330,945	8,411,908,902
Distribution and selling expenses (Note 10)	(1,678,299,712)	(1,386,488,473)
Administrative expenses (Note 10)	(1,126,507,319)	(1,193,163,215)
Other income and expenses, net (Note 4)	539,266,286	448,718,128
Operating profit	7,458,790,200	6,280,975,342

Financial Income (Note 4)	1,411,800,264	391,318,906
Financial Costs (Note 4)	(5,244,882,256)	(776,555,140)
Inflation ajustement	(1,341,819,337)	(271,619,068)
Income before income tax	2,283,888,871	5,624,120,040
Income tax (Note 4)	(1,258,742,589)	(2,155,360,862)
Income for the year for continuous operations	1,025,146,282	3,468,759,178
Net Income for the year	1,025,146,282	3,468,759,178
Other comprehensive income	-	-
Comprehensive Income for the year	1,025,146,282	3,468,759,178

Income attributable to:
Majority Shareholders	1,023,716,997	3,467,098,400
Non –Controlling Interest	1,429,285	1,660,778

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	3.9168	13.3518

The accompanying notes are an integral part of these Consolidated Financial Statements.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2018 and 2017

	12.31.18	12.31.17
	$
Assets
Non- Current Assets
Property, plant and equipment (Note 12)	57,175,250	68,078,502
Intangible Assets (Note 5)	35,621,002,767	31,936,110,878
Deferred tax assets	639,200	738,638
Other receivables (Note 4)	4,050,132,292	3,764,742,012
Total Non-Current Assets	39,728,949,509	35,769,670,030
Current Assets
Other receivables (Note 4)	1,054,371,350	498,694,329
Trade receivables, net (Note 4)	2,329,965,335	1,559,765,126
Other Assets	7,425,766	4,707,210
Investments (Note 4)	186,520,275	-
Cash and cash equivalents (Note 4)	3,945,355,362	3,425,015,372
Total Current Assets	7,523,638,088	5,488,182,037
Total Assets	47,252,587,597	41,257,852,067

Shareholders’ Equity and Liabilities
Equity attributable to majority Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	616,914,353
Share Premium	137,280,595	137,280,595
Capital adjustment	7,117,811,651	7,113,070,288
Legal and facultative reserve	5,404,916,672	4,948,087,183
Retained earnings	9,184,749,554	8,555,133,185
Subtotal	22,732,528,411	21,629,002,903
Non-Controlling Interest	15,556,518	14,127,233
Total Shareholders’ Equity	22,748,084,929	21,643,130,136

Liabilities
Non-Current Liabilities
Accounts payable and others (Note 4)	87,994,610	189,366,280
Borrowings (Note 6)	13,603,356,026	10,927,488,606
Deferred tax liability	5,163,711,340	4,173,479,030
Provisions and other charges (Note 9)	133,654,307	159,849,412
Total Non-Current liabilities	18,988,716,283	15,450,183,328
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	325,205,217	260,729,552
Accounts payable and others (Note 4)	3,095,365,451	2,596,666,461
Income tax, net of prepayments	8,045,156	315,772,484
Borrowings (Note 6)	1,683,497,126	221,433,127
Provisions and other charges (Note 9)	403,673,435	769,936,979
Total Current Liabilities	5,515,786,385	4,164,538,603
Total Liabilities	24,504,502,668	19,614,721,931
Total Shareholders’ Equity and Liabilities	47,252,587,597	41,257,852,067

The accompanying notes are an integral part of these Consolidated Financial Statements.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

For the years ended at December 31, 2018 and 2017

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Capital adjustment	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,555,133,185	21,629,002,903	14,127,233	21,643,130,136
IFRS Adjustment (Note 3.20)	-	-	-	-	-	-	79,808,511	79,808,511	-	79,808,511
Balance at 01.01.18 modified	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,634,941,696	21,708,811,414	14,127,233	21,722,938,647
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 19):
Capitalization of dividends of preferred shares	-	12,338,287	-	4,741,363	-	-	(17,079,650)	-	-	-
Legal reserve	-	-	-	-	3,348,951	-	(3,348,951)	-	-	-
Facultative reserve	-	-	-	-	-	3,695,651,436	(3,695,651,436)	-	-
Comprehensive Income for the year	-	-	-	-	-	-	1,023,716,997	1,023,716,997	1,429,285	1,025,146,282
Balance at 12.31.18	258,517,299	629,252,640	137,280,595	7,117,811,651	314,737,983	8,332,349,587	5,942,578,656	22,732,528,411	15,556,518	22,748,084,929

Balance at 01.01.17	258,517,299	604,817,993	137,280,595	7,104,169,309	201,443,675	3,328,470,909	8,522,503,617	20,157,203,397	12,466,455	20,169,669,852
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 19):
Capitalization of dividends of preferred shares	-	12,096,360	-	8,900,979	-	-	(20,997,339)	-	-	-
Distribution of dividends of common shares	-	-	-	-	-	-	(1,995,298,894)	(1,995,298,894)	-	(1,995,298,894)
Legal and Facultative reserve	-	-	-	-	109,945,357	1,308,227,242	(1,418,172,599)	-	-	-
Comprehensive Income for the year	-	-	-		-	-	3,467,098,400	3,467,098,400	1,660,778	3,468,759,178
Balance at 12.31.17	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,555,133,185	21,629,002,903	14,127,233	21,643,130,136

The accompanying notes are an integral part of these Consolidated Financial Statements.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the years ended at December 31, 2018 presented in comparative form

		12.31.18	12.31.17 (*)
	NOTES	$
Cash Flow from operating activities
Net income for the year		1,025,146,282	3,468,759,178
Adjustment for:
Amortization of intangible assets	5	2,807,713,542	2,250,508,633
Specific allocation of accrued and unpaid income	7	325,205,217	260,729,552
Depreciation of equipment, property and plant	12	10,977,403	10,889,346
Deductions of Intangible Assets	5	-	968,852
Bad debts provision	8	125,618,730	130,633,947
Income Tax	13	1,258,742,589	2,155,360,862
Accrued and unpaid borrowing interest costs	6	1,034,838,965	1,268,804,358
Accrued deferred revenues and additional consideration	9	(256,201,525)	(187,565,602)
Accrued and unpaid Exchange differences		3,283,863,079	(139,151,119)
Contingencies provision	9	26,868,453	41,803,847
Adjustment for inflation effect		391,586,402	(667,483,221)
Changes in operating assets and liabilities:
Changes in trade receivables		(1,292,747,581)	(302,922,841)
Changes in other receivables		(2,216,888,549)	(1,404,282,142)
Changes in other assets		(2,718,557)	1,075,708
Changes in accounts payable and others		1,293,065,195	419,384,833
Changes in liabilities for current income tax		265,937,830	(204,449,837)
Changes in provisions and other charges		331,302,121	80,782,466
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Increase of intangible assets		(6,470,263,994)	(5,864,654,169)
Income tax paid		(701,959,915)	(2,509,571,654)
Net cash generated in / (flow used in) operating activities		1,063,494,194	(1,338,008,069)
Cash Flow for investing activities
Addition of investments		(271,018,069)	-
Collection of investments		130,382,394	-
Addition / (Deduction) of property, plant and equipment	12	(74,151)	13,462,955
Net cash (flow used in) / generated in investing activities		(140,709,826)	13,462,955
Cash Flow from financing activities
New Borrowings	6	-	11,203,722,270
Borrowings paid- principal	6	(84,721,383)	(5,513,277,479)
Borrowings paid- interests	6	(881,773,041)	(1,100,376,184)
Restricted cash flow release		-	903,893,446
Dividends paid	9	(303,515,602)	(1,380,486,267)
Net cash (flow used in) / generated in financing activities		(1,270,010,026)	4,113,475,786
Net (Decrease) / Increase in cash and cash equivalents		(347,225,658)	2,788,930,672
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year (**)		3,425,015,372	1,436,716,779
Net (Decrease) / Increase in cash and cash equivalents		(347,225,658)	2,788,930,672
Inflation effect generated by cash and cash equivalents		207,889,696	(415,080,731)
Foreign Exchange differences		659,675,952	(385,551,348)
Cash and cash equivalents at the end of the year		3,945,355,362	3,425,015,372
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for financial leasing	6	22,341,436	43,781,618
Dividends on preferred shares		12,585,053	12,338,287

(*) See Note 3.1 (Comparative Information) for more details about modification.

(**) Does not include restricted cash at January 1, 2017 for $ 903,893,446.

The accompanying notes are an integral part of these Consolidated Financial Statements.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A Group” of the Argentine National Airport System “A Group” includes 33 airports, which operate in Argentina (the “Concession”).

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Government may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (“ORSNA”, for the acronym in Spanish) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the mentioned Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds
-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.
-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession. The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2015, according to the following rules:

(i) To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii) To maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

We filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

The Company has requested the write- off of the two new trust accounts previously mentioned, still pending resolution.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with our investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2018, we have invested $2,205.8 million (calculated in December 2005 values) under their investment plan.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in overlaps periods in each five-year period. For the period from January 1, 2016 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports.

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25,675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. The Company has granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $528,888,889.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.8. Dismissal and Compensation of Claims (Contd.)

To cancel part of the debt, AA 2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496,16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.18	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	37,130,585	37,391,186	(2,724,464)
Cargo & Logistics SA.	5,566,259	98.63%	1,614,687	1,637,115	(4,257,130)
Paoletti América S.A.	6,000	50.00%	15,525	31,050	(7,397)
Texelrío S.A. (3)	84,000	70.00%	58,016,400	73,269,702	3,573,330
Villalonga Furlong S.A (4)	123,700	1.46%	56,852	3,893,996	(79,546)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19,550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

NOTE 3 - ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 7, 2019.

The National Security Commission (“CNV” for the acronym in Spanish), through Technical Resolutions N° 562/09 and 576/10, has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (“FACPCE” for the acronym in Spanish) which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17,811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2017, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2018, based on the application of IAS 19 (see Note 3.19)

Certain transactions have been reclassified in the Statement of Cash Flow that were exposed as of December 31, 2017 within the operating activities (Release of the restricted cash and certain interests) that were reclassified to financing activities.

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised commercial revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in public debt instruments and time deposits, with an original maturity of more than three months from the date of acquisition.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from the contracting date, date in which the Company agrees to buy or sell the investment.

The results from financial investments, both for quotation differences and foreign exchange differences, are recognized in the "Financial income" in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities are not quoted, the Company estimates the fair value according to standard valuation techniques.

9) Cash and cash equivalents

In the Consolidated Statements of Cash Flow, cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

10) Capital Stock

The capital stock is represented by ordinary, registered, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Capital adjustment".

11) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

11) Accounts payable and others (Contd.)

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

12) Borrowings

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

13) Financial expense

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

14) Leases

Leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases.

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight-line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable.

15) Current and deferred income tax

Income tax expense for the year comprises current and deferred income tax and is recognized in the Consolidated Statement of Comprehensive Income.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

15) Current and deferred income tax (Contd.)

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria, and differences from capitalization of interest during construction. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

16) Provisions

Provisions are recognized in the consolidated financial statements when:

a)	The Group has a present obligation (legal or constructive) because of past events,
b)	It is probable that an outflow of resources will be required to settle such obligation and
c)	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

17) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Commercial revenues mainly obtained from commercial activities within the airports. Main commercial revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed and/or variable amount.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

17) Revenues (Contd.)

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

18) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

19) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

20) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2018 and have been adopted by the Group

IFRS 9, "Financial Instruments"

On July 2014, the IASB amended IFRS 9 “Financial Instruments” and establishes new requirements for the classification and measurement of financial assets and liabilities, which are applicable to financial statements for fiscal years beginning January 1, 2018.

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

20) Changes in accounting policies and disclosures

IFRS 9, "Financial Instruments" (Contd.)

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; decreases in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures

As permitted by the transitional provisions of IFRS 9, the Company has chosen not to change the comparative figures.

The total impact on the accumulated results of the Company due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Accumulated results as of December 31, 2017 - IAS 39	8,555,133,184
Decrease in the allowance for bad debts, net	79,808,511
Accumulated results as of January 1, 2018 - IFRS 9	8,634,941,695

IFRS 15 “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”, that is effective to annual periods as from January 1, 2018, allowing for its early adoption.

The objective of IFRS 15 is to establish the principles that an entity shall apply to report to users of financial information about the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The core principle is that an entity will recognize revenue to depict the transfer of control of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management evaluated the effects of the application of the new standard and has not identified that the application of IFRS 15 affects the timing of recognition of future income.

IAS 29 "Financial information in hyperinflationary economies"

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the year-end date. As of July 1, 2018, the Company's Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, resulting in the application of the aforementioned standard. (See Note 3.21).

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

20) Changes in accounting policies and disclosures (Contd.)

IAS 29 "Financial information in hyperinflationary economies" (Contd.)

There were no other additional changes in the accounting policies of the Group based on the effective application standards as of January 1, 2018 described above.

New accounting standards and interpretations issued by the IASB that are effective as of January 1, 2019 and have not been applied in advance by the Company:

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Group has revised its leases and expects an estimated impact due to the adoption of the new standard on January 1, 2019 of 185 million pesos, which will be reflected as a greater asset and a greater liability.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

21) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2017 and are mentioned in Note 22.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

22) Foreign currency translation

Functional and presentation currency

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account a significant increase in inflation during 2018, which in addition to the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a high inflation economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

22) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Censuses (“INDEC” for the acronym in Spanish). The interannual index for the year ended December 31, 2018 was 1.4765.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, deferred profits and additional allowances) have been updated by the conversion factors as of December 31, 2018 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

22) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2018. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Inflation adjustment" in the Statements of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2018, based on conversion factors corresponding at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2018, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

22) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

Foreign exchange gains and losses are shown in “Financial Income” and/or “Financial Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 4 -	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	71,468,140	34,563,773
Banks	2,932,003,641	2,980,084,414
Checks not deposited yet	24,563,044	33,754,803
Time deposits	917,320,537	376,612,382
	3,945,355,362	3,425,015,372
Investments
Time deposits	186,520,275	-
	186,520,275	-
Trade receivables
Trade receivables	2,570,363,477	1,733,360,982
Related parties (Note 7)	46,792,562	6,737,782
Checks-postdated checks	34,095,511	48,189,207
Provision for bad debts (Note 8)	(321,286,215)	(228,522,845)
	2,329,965,335	1,559,765,126
Other current receivables
Expenses to be recovered	21,736,503	2,318,117
Guarantees granted	5,520,910	8,058,304
Related parties (Note 7)	6,418,575	-
Tax credits	988,119,127	456,851,866
Prepaid Insurance	27,959,494	25,602,894
Others	4,616,741	5,863,148
	1,054,371,350	498,694,329

Other non-current receivables
Tax credits	754,216	1,102,429
Trust fund	4,049,378,076	3,763,639,583
	4,050,132,292	3,764,742,012

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 4 -	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	12.31.18	12.31.17
	$
Current Accounts payable and other
Obligations payable	41,523,571	657,322,995
Suppliers	1,872,526,738	973,704,202
Foreign suppliers	71,421,492	65,082,861
Related Parties (Note 7)	141,199,541	128,108,623
Salaries and social security liabilities	821,343,169	623,716,735
Other fiscal liabilities	147,350,940	148,731,045
	3,095,365,451	2,596,666,461

Non-current Accounts payable and other
Tax liabilities	87,994,610	189,366,280
	87,994,610	189,366,280

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INVOME

Revenues
Aeronautical revenues	14,064,118,872	11,525,520,939
Commercial revenues	10,102,737,296	9,142,012,648
	24,166,856,168	20,667,533,587

As of December 31, 2018 and 2017, "over the time" income from contracts with customers was $ 20,391,421,860 and $ 17,104,340,877, respectively.

Other net incomes and expenses
Trust fund (Note 1.1)	597,694,865	513,029,538
Other	(58,428,579)	(64,311,410)
	539,266,286	448,718,128

Financial Income
Interest	893,866,296	984,572,417
Foreign Exchange differences	517,933,968	(593,253,511)
	1,411,800,264	391,318,906

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 4 -	BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INVOME (Contd.)

	12.31.18	12.31.17
	$
Financial Expenses
Interest	(1,119,218,930)	(1,308,986,812)
Foreign Exchange differences	(4,125,663,326)	532,431,672
	(5,244,882,256)	(776,555,140)
	(3,833,081,992)	(385,236,234)
Income Tax
Current	(284,660,299)	(1,818,975,801)
Deferred	(974,082,290)	(336,385,061)
	(1,258,742,589)	(2,155,360,862)

NOTE 5 - INTANGIBLE ASSETS

	12.31.18	12.31.17
	$
Original Values
Balance at January 1	43,353,796,835	37,446,329,900
Acquisition	6,492,605,431	5,908,435,787
Impairment (*)	-	(968,852)
Balance at December 31	49,846,402,266	43,353,796,835

Accumulated Amortization
Balance at January 1	(11,417,685,957)	(9,167,177,324)
Amortization of the year (Note 10)	(2,807,713,542)	(2,250,508,633)
Balance at December 31	(14,225,399,499)	(11,417,685,957)
Total Net Balance at December 31	35,621,002,767	31,936,110,878

(*) Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS

	12.31.18	12.31.17
	$
Non-current
Negotiable Obligations	13,666,250,000	11,013,770,437
Financial leasing liabilities	16,092,726	58,322,465
Cost of issuance of Negotiable Obligations	(78,986,700)	(144,604,296)
Total Non-Current	13,603,356,026	10,927,488,606
Current
Bank borrowings	-	26,378,002
Negotiable Obligations	1,634,955,542	141,926,591
Financial leasing liabilities	48,541,584	53,128,534
Cost of issuance of Negotiable Obligations	-	-
Total Current	1,683,497,126	221,433,127
Total	15,286,853,152	11,148,921,733

Changes in borrowings:

	2018	2017
	$
Balance at January 1	11,148,921,733	5,740,018,356
New borrowings	22,341,436	11,247,503,888
Payments of borrowings	(966,494,424)	(6,613,653,663)
Accrued interests	1,034,838,965	1,268,804,358
Foreign Exchange differences	4,047,956,145	(524,702,465)
Inflation adjustment	(710,703)	30,951,259
Balance at December 31	15,286,853,152	11,148,921,733

The carrying amounts and fair value of borrowings are as follows:

	Carrying amount	Fair Value (*)	Carrying Amount	Fair Value (*)
	12.31.18		12.31.17
	$
Bank borrowings	-	-	26,378,002	26,378,002
Negotiable Obligations	15,222,218,842	14,927,823,425	11,011,092,732	11,081,917,335
Financial leasing liabilities	64,634,310	64,634,310	111,450,999	111,450,999
Total	15,286,853,152	14,992,457,735	11,148,921,733	11,219,746,336

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy.

There are no financial instruments measured at fair value.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of US$ 157,500,000.

At December 31, 2017 the item Cash and Cash Equivalents of the statements of Financial Position included $ 903,893,446 to guarantee the payment of negotiable obligations valid at that date and early redeemed during the year. At December 31, 2018 the reasonable value of negotiable obligations issued in February 2017 is of $14,927,823,425. Such method of valuation is classified according to IFRS 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2018 and 2017 are as follows:

	12.31.18	12.31.17
	$
Trade receivables net- Current
Other related companies	46,792,562	6,737,782
	46,792,562	6,737,782

Other current receivables
Other related companies	6,418,575	-
	6,418,575	-

Accounts payable and other- Current
Other related companies	141,199,541	128,108,623
	141,199,541	128,108,623

Provisions and other charges
Other related companies	426,249	629,338
Shareholders	-	361,731,696
	426,249	362,361,034

During the years ended December 31, 2018 and 2017, the Company has accrued to the cost $118,105,582 and $134,816,381 respectively with Proden SA for management control services, financial assistance, internal audit, systems outsourcing and technology and rent and maintenance of offices. During the years ended December 31, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $382,106,993 (including the works of Ezeiza track refurbishment, Tucumán track extension, Palomar terminal remodeling, among others) and $1,153,073,373 respectively and at cost for the years ended on December 31, 2018 and 2017 $277,764,358 and $80,265,655 respectively. Likewise, AA2000 has accrued intangible assets at December 31, 2018 and 2017 for $18,020,882 and $11,147,660 respectively, corresponding to the work of Mendoza carried out by Jose Cartellone - Helport - UTE.

During the year, $303,515,602 of dividends have been paid to the shareholders according to their shareholding.

At December 31, 2018 and 2017 the Company owed the Argentine National Government $325,205,217 and $260,729,552 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,049,378,076 and $3,763,639,583 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $55,057,714 and $82,165,190 for the years ended at December 31, 2018 and 2017 respectively.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27,260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 8 - BAD DEBT PROVISIONS

	2018	2017
	$
Initial balance at January 1	228,522,845	129,875,148
IFRS 9 adjustments at the beginning	(106,411,348)	-
Balance at January 1	122,111,497	129,875,148
Increases (*)	192,774,864	130,633,947
Inflation adjustment	6,399,854	(31,986,250)
Final Balance at December 31	321,286,215	228,522,845

(*) As of December 31, 2018 and 2017 includes $125,618,730 and $130,633,947 respectively in Distribution and Commercialization Expenses (Note 10) and $67,156,134 in Exchange Differences (Note 3).

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation (note 23)	Related Parties (Note 7)	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepay- ments	Dividends to be paid (Note 7)	Other	Total
	$
At January 1, 2018	86,087,645	629,338	161,538,225	45,924,818	163,119,902	110,754,764	-	361,731,699	-	929,786,391
Increases	26,868,453	-	198,041,744	15,262,924	5,527,307	1,515,638,410	-	-	-	1,761,338,838
Decreases	(18,563,807)	-	-	(6,838,127)	-	(1,427,740,017)	-	(303,515,602)	-	(1,756,657,553)
Inflation adjustment	(27,815,637)	(203,089)	-	(5,951,725)	-	(48,751,861)	-	(58,216,097)	-	(140,938,409)
Accruals	-	-	(218,273,025)	-	(37,928,500)	-	-	-	-	(256,201,525)
At December 31, 2018	66,576,654	426,249	141,306,944	48,397,890	130,718,709	149,901,296	-	-	-	537,327,742

At January 1, 2017	61,060,322	785,386	158,206,850	45,969,524	166,691,131	105,300,914	158,603,701	-	43,628	696,661,456
Increases	41,803,847	-	147,791,763	32,659,431	39,533,985	1,388,340,711	-	1,995,298,894	-	3,645,428,631
Decreases	(3,550,368)	-	-	(22,570,887)	-	(1,360,368,670)	(141,014,138)	(1,380,486,267)	(38,790)	(2,908,029,120)
Inflation adjustment	(13,226,156)	(156,048)	-	(10,133,250)	-	(22,518,191)	(17,589,563)	(253,080,928)	(4,838)	(316,708,974)
Accruals	-	-	(144,460,388)	-	(43,105,214)	-	-	-	-	(187,565,602)
At December 31, 2017	86,087,645	629,338	161,538,225	45,924,818	163,119,902	110,754,764	-	361,731,699	-	929,786,391

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SERVICES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of services	Administrative expenses	Distribution and selling expenses	Total
	$
Year ended at 12.31.18
Specific allocation of revenues	3,586,169,192	-	-	3,586,169,192
Airport services and maintenance	3,435,704,325	45,541,532	20,506,843	3,501,752,700
Intangible assets amortization	2,771,202,771	33,203,254	3,307,517	2,807,713,542
Property, plant and equipment depreciation	10,977,403	-	-	10,977,403
Salaries and social security contributions	3,317,822,910	390,060,461	80,699,887	3,788,583,258
Fees for services	177,742,807	103,490,037	8,302,623	289,535,467
Public services and contributions	539,117,137	2,689,540	3,592,910	545,399,587
Taxes	117,010,640	203,757,623	1,267,950,872	1,588,719,135
Office expenses	342,511,978	321,398,250	17,521,260	681,431,488
Insurance	137,491,572	2,522,558	-	140,014,130
Advertising expenses	-	-	150,693,110	150,693,110
Bad debts charges	-	-	125,618,730	125,618,730
Board of Directors and Supervisory Committee fees	-	22,095,790	-	22,095,790
Other	13,129,104	1,748,274	105,960	14,983,338
Total at 12.31.18	14,448,879,839	1,126,507,319	1,678,299,712	17,253,686,870

Year ended at 12.31.17
Specific allocation of revenues	3,078,177,220	-	-	3,078,177,220
Airport services and maintenance	2,942,896,837	40,825,905	19,000,289	3,002,723,031
Intangible assets amortization	2,222,429,452	23,738,719	4,340,462	2,250,508,633
Property, plant and equipment depreciation	10,889,346	-	-	10,889,346
Salaries and social security contributions	2,995,368,652	402,021,431	72,736,574	3,470,126,657
Fees for services	83,888,546	145,386,884	16,529,531	245,804,961
Public services and contributions	398,202,977	3,560,669	3,413,587	405,177,233
Taxes	91,554,524	254,664,934	1,076,510,662	1,422,730,120
Office expenses	283,913,812	291,668,540	9,957,012	585,539,364
Insurance	141,150,474	5,073,649	-	146,224,123
Advertising expenses	-	-	31,048,297	31,048,297
Bad debts charges	-	-	130,633,947	130,633,947
Board of Directors and Supervisory Committee fees	-	22,494,093	-	22,494,093
Other	12,069,304	3,728,391	22,318,112	38,115,807
Total at 12.31.17	12,260,541,144	1,193,163,215	1,386,488,473	14,840,192,832

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.18		Foreign exchange rates	Amount in local currency at 12.31.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	78,690,073	37.50	2,950,877,741	2,361,869,690
Investments	US$	4,973,874	37.50	186,520,275	-
Trade receivables	US$	49,683,120	37.50	1,863,117,013	1,162,999,847
Total current assets				5,000,515,029	3,524,869,537
Total assets				5,000,515,029	3,524,869,537

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	9,682,302	37.70	365,022,778	133,616,397
	Euros	1,653,987	43.16	71,390,555	24,590,345
Borrowings	US$	42,836,831	37.70	1,614,948,521	150,058,658
Total current liabilities				2,051,361,854	308,265,400
NON-CURRENT LIABILITIES
Borrowings	US$	362,548,216	37.70	13,668,067,742	11,036,503,437
Total non- current liabilities				13,668,067,742	11,036,503,437
Total liabilities				15,719,429,596	11,344,768,837
Net liability position				10,718,914,567	7,819.899,300

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total
	$
Year ended December 31, 2018
Net book value at January 1, 2018	23,560,460	39,691,461	91,158	18,278	4,717,145	68,078,502
Addition / (Deduction)	-	-	-	-	74,151	74,151
Transfers	-	-	-	-	-	-
Depreciation	(2,874,602)	(8,068,625)	(27,662)	(6,514)	-	(10,977,403)
Net book value at December 31, 2018	20,685,858	31,622,836	63,496	11,764	4,791,296	57,175,250
Year ended December 31, 2017
Net book value at January 1, 2017	24,288,466	63,693,492	118,821	27,066	4,302,958	92,430,803
Addition / (Deduction)	-	(13,877,142)	-	-	414,187	(13,462,955)
Transfers	-	-	-	-	-	-
Depreciation	(728,006)	(10,124,889)	(27,663)	(8,788)	-	(10,889,346)
Net book value at December 31, 2017	23,560,460	39,691,461	91,158	18,278	4,717,145	68,078,502

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 13 - INCOME TAX

On December 29, 2017, the National Executive Office issued Law 27,430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following:

Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: human persons, undivided estates or beneficiaries abroad, with the following considerations: (i) the dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) Dividends originated from gains obtained for years beginning on or after January 1, 2020 will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds the distributable tax-free profits (transition period of the equalization tax).

Updates of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018, will be updated, based on the percentage variations of the Internal Consumer Price Index (“IPC” for the acronym in Spanish) provided by INDEC, situation that will increase the deductible amortization and its cost accrued in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2018 and 2017:

	12.31.18	12.31.17
	$
Income before income tax	2,283,888,871	5,624,120,040
Tax calculated at applicable tax rate (*)	685,166,661	1,743,477,212
Tax effects of:
Differences at applicable tax rate (**)	573,575,928	411,883,650
Income Tax Expense	1,258,742,589	2,155,360,862

(*) The current tax rate at December 31, 2018 and 2017 is 30% and 35% respectively.

The applicable effective tax rate was 55.11% and 38.32% as of December 31, 2018 and 2017, respectively.

(**) Corresponds to the effect of applying to the deferred tax assets and liabilities the changes in the income tax rates in accordance with the tax reform based on the expected year of realization thereof.

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 13 - INCOME TAX (Contd.)

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Borrowings	Tax loss carry- forwards	Total
Balance at 12.31.16	45,456,296	231,865	103,502,680	7,521,559	-	156,712,400
Movement for the year
Charge to income	21,232,673	(53,084)	(20,871,049)	2,722,481	1,798,472	4,829,493
Variation of the Prevision	-	-	-	-	(1,798,472)	(1,798,472)
Inflation adjustment	(9,031,698)	(46,069)	2,074,999	(6,032,602)	-	(13,035,370)
Balance at 12.31.17	57,657,271	132,712	84,706,630	4,211,438	-	146,708,051
Adjustment IFRS 16	(26,602,837)					(26,602,837)
Balance at 12.31.2016 modified	31,054,434	132,712	84,706,630	4,211,438	-	120,105,214
Movement for the year	-	-	-	-	-	-
Charge to income	59,288,457	-	(19,521,289)	11,247,636	(284,747)	50,730,057
Variation of the Prevision	-	-	-	-	284,747	284,747
Inflation adjustment	(10,021,341)	(42,827)	17,551,625	(1,359,041)	-	6,128,416
Balance at 12.31.18	80,321,550	89,885	82,736,966	14,100,033	-	177,248,434

Deferred tax liabilities: Item	Intangible Assets and property, plant and equipment	Borrowings	Accounts payable			Total
Balance at 12.31.16	3,966,939,919	14,763,413	1,575,378	-	-	3,983,278,710
Movement for the year
Charge to income	339,416,082	-	-	-	-	339,416,082
Inflation adjustment	-	(2,933,338)	(313,011)			(3,246,349)
Balance at 12.31.17	4306,356,001	11,830,075	1,262,367	-	-	4,319,448,443
Movement for the year
Charge to income	1,025,097,094	-	-	-	-	1,025,097,094
Inflation adjustment	-	(3,817,594)	(407,369)			(4,224,963)
Balance at 12.31.18	5,331,453,095	8,012,481	854,998	-	-	5,340,320,574
Net balance at 12.31.16						(3,826,566,310)
Net balance at 12.31.17						(4,172,740,392)
Charge to income 2017						(336,385,061)
Net balance at 12.31.18						(5,163,072,140)
Charge to income 2018						(974,082,290)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

At December 31, 2018 and 2017, the Company has not recognized $1,917,062 and $1,798,472, of fiscal loss, respectively.

NOTE 14 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2018 and 2017 include $5,520,910 and $8,058,304 corresponding to guarantees granted to third parties in connection with lease agreements.

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK

At December 31, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19,550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2018 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 629,252,640 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

NOTE 17 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

38

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Contd.)

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares
-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares
-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10.741.221 preferred shares
-	Shareholders’ General Ordinary , Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares
-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11.175.167 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11.398.670 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11.626.643 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11.859.176 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,360 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares

The preferential dividend accrued for the year ended December 31, 2018 is $ 12,585,053 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 9, 2018 resolved not to distribute dividends to ordinary shares. Once the legal reserve was constituted and the dividends of the preferred shares were distributed, the rest was resolved with the constitution of an optional reserve for the execution of future works plans.

NOTE 19 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

39

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 19 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;
(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

40

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 19 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

NOTE 20 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2018	12.31.2017
Income for the year, net dividends accrued	1,012,561,229	3,451,679,529
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	3.9168	13.3518

41

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2018 and 2017 was an equivalent of $15,283,016,263 and $11,186,562,095 of a total debt of $24,504,502,668 and $19,614,721,931 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2018 and 2017 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $13,334,707 and $12,870,697 in the assets and $41,506,735 and $41,112,818 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31, 2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Group places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not had significate losses in such accounts.

42

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA, VRG Linhas Aereas SA and LAN Airlines SA. The Group has not had significate losses because of the non-execution of any counterpart of the permits granted by the concessionaries.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019	2019	2020	2021-2028
Long- term liabilities (*)	22,829,365	3,468,075	735,905	721,083	713,192	5,638,255	2,778,657	14,412,453
Leases	64,634	12,135	12,135	12,135	12,135	48,540	15,075	1,019
Purchase obligations (**)	7,146,014,094	1,755,587,200	1,562,056,822	1,749,400,998	1,404,418,587	6,471,463,607	674,550,487	-
Other obligations	149,895	149,895	-	-	-	149,895	-	-
Total Contractual Obligations	7,169,057,988	1,759,217,305	1,562,804,862	1,750,134,216	1,405,143,914	6,477,300,297	677,344,219	14,413,472

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

(**) Includes pending payable purchase obligations at 12/31/2018.

Risk of interest rate

The interest rate risk of the Group arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Group to a change in its fair value. The Group analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Group to maintain most of its financing at a fixed rate.

43

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate (Contd.)

The weighted average of the nominal variable interest rate in argentine pesos for the debt instruments at this type of rate is 37.94% and 24.83% for the year ended at December 31, 2018 and 2017, respectively.

The total debt of the Company at a variable rate is of $31,702,304 and $90,317,864 (0.21% and 0.81% of total borrowings, respectively) at December 31, 2018 and 2017, respectively.

Capital Management

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Group. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.18	12.31.17
	$
Total borrowings	15,286,853,152	11,148,921,733
Less: Cash and cash equivalents	(3,945,355,362)	(3,425,015,372)
Net liability	11,341,497,790	7,723,906,361
Total shareholder’s equity	22,748,084,929	21,643,130,136
Index of indebtedness	49.86%	35.69%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

44

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category (Contd.)

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the Group's financial instruments:

	12.31.2018	12.31.2017
ASSETS
Financial assets at amortized cost
Trade receivables	2,651,251,550	1,788,287,971
Inversion	3,867,268,114	3,779,876,917
Other receivables	186,520,275	-
Cash and cash equivalents	3,945,355,362	3,425,015,372
Total	10,650,395,301	8,993,180,260

	12.31.2018	12.31.2017
LIABILITIES
Financial liabilities at amortized cost
Borrowings	14,992,457,735	11,219,746,336
Trade accounts payable	2,948,014,511	2,447,935416
Provisions and other charges	470,751,088	843,698,746
Total	18,411,223,334	14,511,380,498

NOTE 22 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Group is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For the sales receivables, the Company applied the simplified approach to estimate the expected credit losses according to the provisions of the standard, which requires the use of the loss provision criterion throughout the life of the receivables. The determination of the expected loss to be recognized is calculated based on a percentage of uncollectibility determined in accordance with the maturity ranges of receivable, as well as the result of the analysis of specific cases that require specific treatment.

45

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 22 - ACCOUNTING ESTIMATES AND JUDGMENTS (Contd,)

Bad debts (Contd.):

To measure the expected credit loss, the sales receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as overdue receivables. The expected loss rates are based on the payment profiles of sales in a period of 36 months before December 31, 2018, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect the current and prospective information of macroeconomic factors that affect the ability of clients to settle accounts receivable.

On this basis, the provision for losses on sales receivables as of December 31, 2018 was calculated by applying the following expected loss ratios: 0.66% on unexpired receivables 3.60% on receivables due between 1 and 30 days, 7.90% for the range of expired between 31 and 60 days; 14.16% for the expired range between 61 and 90 days, 21.13% for expired receivables between 91 and 180 days and 35.36% for those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

46

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 23 - CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2018	2017
	$
Clients
Group 1	13,816,072	-
Group 2	1,691,690,980	1,305,308,805
Group 3	624,458,283	254,456,321
Total unimpaired trade receivables	2,329,965,335	1,559,765,126

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	term	Total
	$
Trade receivables	1,220,352,730	1,100,815,281	6,858,510	1,454,112	484,702	-	-	2,329,965,335

NOTE 24 - CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

a) Legal actions for airport fees

Section 2 of Decree 577/2002 states that “all airport fees for international flights, including neighboring countries, included in the Tariff Schedules are expressed in US dollars…”. Emergency Decree 1910/2002, published in the Official Gazette on October 1, 2002, ratified Decree 577/2002. Decree 1799/07 guaranteed that the tariff schedule would remain effective.

Different aircraft operators and some consumer associations filed motions in court challenging the application of the abovementioned regime.

47

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 24 - CONTINGENCIES (Contd.)

a) Legal actions for airport fees (Contd.)

On August 26, 2008, the Argentine Supreme Court ruled on the case “Mexicana de Aviación v. Government et al” [Mexicana de Aviación c/ EN y otros] and confirmed the validity of the provisions that prescribed that domestic airport fees are denominated in local currency and international airport fees are denominated in US dollars (Decrees 577/02, 1910/02 and 1799/07), the criteria that was followed in the lower instances. The matter is completely settled as of the date of these financial statements.

b) Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

•	Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. On Jun 16, 2005, a new appeal was presented with no resolution to date.

48

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 24 - CONTINGENCIES (Contd.)

b) Tax claims (Contd.)

Province of Cordoba

• Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377.45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved. It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27. On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT.

49

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 24 - CONTINGENCIES (Contd.)

b) Tax claims (Contd.)

•	Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved. On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07.

•	Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and - Surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax execution demand for the real estate tax. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is blocked for the amount of $ 4,381,372.12. The fees of the tax attorney were regulated in this first instance in the amount of $ 160,513.45.

•	Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07.

• Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendence of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	53,128,534	58,322,465	26,378,002	141,926,591	10,869,166,141	11,148,921,733
Cash flow	(62,743,747)	-	(25,081,693)	(878,668,984)	-	(966,494,424)
Exchange difference	13,153,482	-	-	905,253,064	3,129,549,599	4,047,956,145
Inflation adjustment	(747,060)	(18,820,801)	(3,063,310)	(961,423,653)	983,344,121	(710,703)
Other movements without cash	45,750,375	(23,408,938)	1,767,001	2,427,868,524	(1,394,796,561)	1,057,180,401
Net debt as of December 31, 2018	48,541,584	16,092,726	-	1,634,955,542	13,587,263,300	15,286,853,152

NOTE 26 - SUBSECUENTS EVENTS AFTER THE CLOSING OF THE YEAR

After the end of the year, there have not been events and / or transactions that could significantly affect the financial and patrimonial situation of the Company.

51

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the CNV and should be read in conjunction with the consolidated financial statements as of December 31, 2018 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The CNV, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the FACPCE, which they adopt IFRS, issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the year 2018 are detailed in the Annual Report of the Individual Financial Statements:

52

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2018, 2017, 2016, 2015 and 2014, respectively, is presented.

	12.31.18	12.31.17	12.31.16 (*)	12.31.15 (*)	12.31.14 (*)
	Thousands $
Current Asset	7,523,638	5,488,182	2,320,479	1,237,245	992,731
Non-current Assets	39,728,949	35,769,670	8,655,237	6,352,075	5,185,865
Total Assets	47,252,587	41,257,852	10,975,716	7,589,320	6,178,596

Current liabilities	5,515,786	4,164,539	3,508,859	1,900,804	1,521,184
Non- Current Liabilities	18,988,716	15,450,183	2,533,043	2,766,984	2,193,954
Total Liabilities	24,504,502	19,614,722	6,041,902	4,667,788	3,715,138

Net equity attributable to majority shareholders	22,732,528	21,629,003	4,925,482	2,916,391	2,460,174
Non-controlling interest	15,557	14,127	8,332	5,141	3,284
Net Equity	22,748,085	21,643,130	4,933,814	2,921,532	2,463,458
Total	47,252,587	41,257,852	10,975,716	7,589,320	6,178,596

(*) Amounts not restated per inflation as per General Resolution 777/2018.

53

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	12.31.18	12.31.17	12.31.16 (*)	12.31.15 (*)	12.31.14 (*)
	Miles $
Gross Profit	9,724,331	8,411,909	5,016,856	2,629,661	2,067,114
Administrative and distribution and marketing expenses	(2,804,807)	(2,579,652)	(1,246,706)	(808,670)	(548,899)
Other net income and expenses	539,266	448,718	230,804	138,507	115,998
Operating profit	7,458,790	6,280,975	4,000,954	1,959,498	1,634,213
Income and financial costs	(3,833,082)	(385,236)	(783,962)	(1,259,043)	(790,693)
Result by exposure to changes in the acquisition power of currency	(1,341,819)	(271,619)	-	-	-
Result of investments accounted for using the equity method	-	-	-	-	(532)
Income before tax	2,283,889	5,624,120	3,216,992	700,455	842,988
Income tax	(1,258,743)	(2,155,361)	(1,204,710)	(242,381)	(295,813)
Result of the year	1,025,146	3,468,759	2,012,282	458,074	547,175
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	1,025,146	3,468,759	2,012,282	458,074	547,175
Result attributable to majority shareholders	1,023,717	3,467,098	2,009,091	456,216	546,733
Non-controlling interest	1,429	1,661	3,191	1,858	442

(*) Amounts not restated per inflation as per General Resolution 777/2018.

54

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	12.31.18	12.31.17	12.31.16 (*)	12.31.15 (*)	12.31.14 (*)
	Miles $
Cash Flow generated by / (used in) operating activities	1,063,494	(1,338,008)	1,695,500	437,379	476,936
Cash Flow (used in) / generated by investing activities	(140,710)	13,463	(15,203)	(6,046)	(433)
Cash Flow (used in) / generated by financing activities	(1,270,010)	4,113,476	(1,178,802)	(592,374)	(394,927)
Net Cash Flow generated by / (used in) the year	(347,226)	2,788,931	501,495	(161,041)	81,576

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the years ended at December 31, 2018 and 2017

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2018 and 2017:

Revenues	12.31.18	% revenues	12.31.17	% revenues
	Thousands $		Thousands $
Aeronautical revenues	14,064,119	58.20%	11,525,521	55.77%
Commercial revenues	10,102,737	41.80%	9,142,013	44.23%
Total	24,166,856	100.00%	20,667,534	100.00%

55

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the years ended December 31, 2018 and 2017 (Cont.)

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2018 and 2017:

Aeronautical revenues	12.31.18	% revenues	12.31.17	% revenues
	Thousands $		Thousands $
Landing fee	1,328,331	9.44%	1,029,340	8.93%
Parking fee	538,050	3.83%	459,929	3.99%
Air station use rate	12,197,738	86.73%	10,036,252	87.08%
Total	14,064,119	100.00%	11,525,521	100.00%

Costs of services

The cost of services had the following variation:

Thousands $
Costs of services for the year ended at 12.31.18	14,448,880
Costs of services for the year ended at 12.31.17	12,260,541
Variation	2,188,339

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.18	1,126,507
Administrative expenses for the year ended at 12.31.17	1,193,163
Variation	(66,656)

56

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the years ended December 31, 2018 and 2017 (Cont.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.18	1,678,300
Distribution and commercial expenses for the year ended at 12.31.17	1,386,488
Variation	291,812

Income and financial costs

Net financial income and costs totaled a loss of $3,833,082 thousand during the year ended December 31, 2018 with respect to thousands of $ 385,236 loss during the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $539,266 thousand during the year ended December 31, 2018 with respect to an income of $448,718 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2018 amounted to $38,034,938 thousand composed of thousands of $15,286,853 of borrowings and a net equity worth of $22,748,085 thousand, while the total capitalization of the Company at December 31, 2017 amounted to thousands of $ 32,792,052 comprised of thousands of $11,148,922 of borrowings and a net equity worth of thousands of $21,643,130.

The debt as a percentage of total capitalization amounted to approximately 40.19% as of December 31, 2018 and 34.63% as of December 31, 2017.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

57

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the years ended December 31, 2018, 2017, 2016, 2015 and 2014:

	12.31.18	12.31.17	12.31.16(**)	12.31.15(**)	12.31.14(**)
Liquidity (*)	1.39	1.36	0.67	0.66	0.64
Solvency (*)	0.93	1.12	0.83	0.64	0.65
Immobilization of capital	0.84	0.87	0.79	0.84	0.84
Cost effectiveness	0.05	0.16	0.51	0.17	0.25

(*) Current liabilities and non-current liabilities do not include deferred profits.

(**) Indexes not calculated on amounts not restated per inflation.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2018, 2017, 2016, 2015 and 2014:

Airport	12.31.18	12.31.17	12.31.16	12.31.15	12.31.14
	In thousands
Aeroparque	13,474	13,921	11,662	11,053	10,256
Ezeiza	10,299	9,878	9,831	9,128	8,601
Córdoba	3,398	2,846	2,213	1,948	1,673
Mendoza	2,023	1,762	1,086	1,352	1,308
Bariloche	1,576	1,297	1,187	1,039	919
Salta	1,122	1,129	972	856	750
Iguazú	1,112	999	894	863	797
Tucumán	957	560	670	601	523
C. Rivadavia	680	624	574	577	518
El Palomar	676	-	-	-	-
Río Gallegos	241	262	269	303	259
Total	35,558	33,278	29,358	27,720	25,604
Overall total	38,350	35,936	31,467	29,578	27,207
Variation	6.7%	14.2%	6.4%	8.7%	5.4%

58

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the years ended on December 31, 2018, 2017, 2016, 2015 and 2014 of the eleven airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.18	12.31.17	12.31.16	12.31.15	12.31.14
Aeroparque	130,242	134,532	121,882	120,492	116,219
Ezeiza	75,234	66,916	68,839	66,834	66,329
San Fernando	40,910	39,000	38,188	40,327	43,943
Córdoba	33,481	28,659	23,526	21,783	20,284
Mendoza	21,354	19,274	12,644	15,700	16,183
Bariloche	14,098	12,338	10,954	10,084	9,433
Salta	11,449	13,367	11,386	11,780	11,267
C. Rivadavia	10,232	9,171	8,251	9,155	10,366
Iguazú	9,807	9,065	8,721	8,361	8,230
Tucumán	9,778	5,826	7,479	6,838	5,538
El Palomar	5,954	-	-	-	-
Total	362,539	338,148	311,870	311,354	307,792
Overall total	429,466	404,181	374,978	376,490	371,906
Variation	6.3%	7.79%	(0.4)%	1.2%	(2.5)%

59

Aeropuertos Argentina 2000 S.A.

Consolidate Financial Statements

at December 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2019

In 2018, the passenger traffic of the company has had a very good evolution reaching 38.5 million, of which 23.7 million were domestic passengers, 13.4 million international passengers and 1.3 million passengers in transit, with growths of 11.7% in the domestic ones and a lower decrease of 1.4% in the international ones compared with the previous year. In total, passenger traffic grew 6.7% compared to 2017.

This evolution is part of the National Government's plans to favor the increase in passenger traffic, consolidating the recovery of foreign tourists, reaching record levels.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2018, the Company presented investments to ORSNA for $4,918 million. To this amount it must be added the payments to the trusts of specific affectation for works for $1,427.7 million.

It should be noted that, after the jump in the exchange rate that occurred in June 2018, international traffic began to decline, while domestic traffic accelerated the growth that had been evident in the first months of the year. The prospects for the evolution of domestic passenger traffic are positive due to the opening of new routes and the start of operations of several low-cost companies.

With regard to the execution of investments in infrastructure, we refer to what is expressed in the Infrastructure section of the Memory.

60

“Free translation from de original in Spanish for publication in Argentina”

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position at December 31, 2018, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2017 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these consolidated financial statements under the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the consolidated financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the attached consolidated financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the consolidated financial statements.

61

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements mentioned in the first paragraph, present fairly, in all material respects, the consolidated financial position of Aeropuertos Argentina 2000 S.A. and its subsidiaries at December 31, 2018, and the consolidated comprehensive income and cash flows for the fiscal year then ended, in accordance with International Financial Reporting Standards.

Report on compliance with current regulations

In accordance with current regulations, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the separate individual financial statements of Aeropuestos Argentina 2000 S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 31, 2018 the debt accrued by Aeropuertos Argentina 2000 S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $88.925.202, none of which was claimable at that date.

e)	In accordance with article 21, paragraph b), Chapter III, Section IV, Title II of the regulation of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2018 account for:

e.1)	48% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)	89% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)	44% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

62

f)	We have applied money laundering abatement and anti-terrorist financing procedures for Aeropuertos Argentina 2000 S.A. foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2019

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

63

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2018, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred and an overview of significant accounting policies and other explanatory notes.

The Company’s Board of Directors is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 7, 2019, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and the respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

According to the item “Responsibility of Direction” included in the report of the external auditor, the Company's Board of Directors is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted by the FACPCE as professional accounting standards in Argentina and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

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(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2018 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and they are copied in the Inventory and Balance Book; and

b) in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 7th, 2019.

Patricio A. Martin
By Surveillance Committee

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